May 1, 2006

Rufus Decker

Branch Chief

United States Securities and Exchange Commission

Mail Stop 7010

Washington, DC 20549-7010

Re:	Your Letter Dated February 9 / March 28, 2006 Regarding

Jacobs Engineering Group Inc. (File No. 1-7463)’s

Form 10-K for the Fiscal Year Ended September 30, 2005, and

Form 10-Q for the Fiscal Quarter Ended December 31, 2005

(the “Comment Letter”)

Dear Mr. Decker:

Please be advised that we received your Comment Letter on April 17, 2006.

For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with Staff’s comments presented in bold, italicized text. As used herein, references to “Company”, “we, and “our” are to Jacobs Engineering Group Inc.

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

Response: We agree.

Mr. Rufus Decker

May 1, 2006

Form 10-K for the Year Ended September 30, 2005 — Financial Statements — Schedule II — Valuation and Qualifying Accounts

2.	We have reviewed your response to comment 8. Given that your receivables represent approximately 43% of your total assets at September 30, 2005, we continue to believe that you should disclose the amount of your allowance for doubtful accounts as of each date for which a balance is presented as well as changes in your allowance for doubtful accounts for each period presented. Refer to Rule 5-02 and in Rule 5-04 of Regulation S-X.

Response: In preparing our Fiscal 2005 Form 10-K we relied on Rule 4-02 of Regulation S-X which states, “If the amount which would otherwise be required to be shown with respect to any item is not material, it need not be separately set forth. The combination of insignificant amounts is permitted.”

Rule 4-02 is referenced specifically in Rule 5-04(c), and although total accounts receivable is material to the Company’s consolidated balance sheet, the allowance for doubtful accounts simply is not.

Although we respectfully disagree with Staff’s position, we will disclose the balance of the allowance for doubtful accounts in the notes to our September 30, 2006 consolidated financial statements, but we will continue to evaluate this disclosure in filings thereafter.

Form 10-Q for the Quarter Ended December 31, 2005 — Financial Statements — Notes to Financial Statements — Stock-based Compensation, page 7

3.	Please disclose the effect of adopting SFAS 123(R) on all of the financial statement line items required by paragraph 84 of SFAS 123(R), which include earnings before taxes, cash flows from operating activities, cash flows from financing activities, and basic earnings per share.

Response: Addressing the various disclosure requirements in the order presented in the first sentence of paragraph 84 of SFAS 123R, we direct Staff’s attention to:

•	Page 7 of our Form 10-Q for the quarter ended December 31, 2005 (the “December 2005 Form 10-Q”) for the effects on income from continuing operations, income before income taxes, and net income;

•	Page 6 of our December 2005 Form 10-Q for the effects on cash flows from operations, and cash flows from financing activities; and

•	Page 7 of our December 2005 Form 10-Q for the effects on diluted earnings per share.

Much of this information is also disclosed on page 14 of our December 2005 Form 10-Q as part of MD&A.

The omission of the effects of SFAS 123R on basic earnings per share was unintentional. Attached hereto as Appendix 1 is the relevant portion of page 14 of our December 2005 Form 10-Q revised to include this information. We will include this disclosure in future Form 10-Q filings.

Mr. Rufus Decker

May 1, 2006

* * * * *

We hope this response has addressed Staff’s remaining questions relating to our Form 10-K for the year ended September 30, 2005 and our Form 10-Q for the quarter ended December 31, 2005. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

JACOBS ENGINEERING GROUP INC.

By:	/s/ John W. Prosser, Jr.
John W. Prosser, Jr.
Executive Vice President
Finance and Administration

Jacobs Engineering Group Inc.	Appendix 1
SEC Comment Letter Dated February 9/ March 28, 2006

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations (in part)

Results of Operations (in part)

Under the MRA method, we have adjusted our prior financial statements to include the amounts that we reported previously in the pro forma disclosures contained in the notes to our consolidated financial statements made in accordance with the provisions of SFAS 123. The effective date of restatement was October 1, 1995 (i.e., the beginning of fiscal 1996).

The following table compares the effects of SFAS 123R on net earnings and earnings per share for the three months ended December 31, 2005 and 2004 (in thousands):

	Three Months Ended December 31
	2005	2004
Net earnings:
As reported	$43,025	$28,864
Effect of SFAS 123R	2,286	3,666

Net earnings before the effects of SFAS 123R	$45,311	$32,530

Basic earnings per share:
As reported	$0.74	$0.51
Effect of SFAS 123R	0.04	0.06

Net earnings per share before the effects of SFAS 123R	$0.78	$0.57

Diluted earnings per share:
As reported	$0.72	$0.50
Effect of SFAS 123R	0.04	0.06

Net earnings per share before the effects of SFAS 123R	$0.76	$0.56